UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: June 12, 2025	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our June 12, 2025 filing on the Taiwan Stock Exchange Corporation’s Market Observation Post System (MOPS).

Date of announcement: 2025/06/12

Subject: Announcement of the Company on adjustment of cash dividend distribution ratio

Date of events: 2025/06/12

To which item it meets: Article 4, Paragraph 1, Item 14 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of the resolution of the board of directors or shareholders meeting: Not applicable
2.
Type and monetary amount of original dividend distribution: Cash dividends totaling NT$872,688,151, NT$1.20000000 per share.
3.
Type and monetary amount of dividend distribution after the change: Cash dividends totaling NT$872,688,151, NT$1.22996261 per share.
4.
Reason for the change: Due to the Company’s cancellation of treasury shares and the repurchase of shares for transfer shares to employees, the total number of the Company’s outstanding shares has been affected. As such, the Chairman had adjusted the distribution ratio as authorized per the annual shareholders’ meeting held on May 27, 2025.
5.
Any other matters that need to be specified: None.